

April 2, 2018

By E-Mail

Tim Gardner, Esq.
Weil, Gotshal & Manges
29/F, Alexandra House
18 Chater Road, Central
Hong Kong

> **Re:** **eHi Car Services Limited**
> **Schedule 13E-3**
> **Filed on March 9, 2018 by Ray Ruiping Zhang, Ruiping Zhang 2016**
> **Descendants Trust, L & L Horizon, LLC, MBK Partners Fund IV,**
> **L.P., MBK Partners JC IV, L.P., Fastforward Holdings Ltd,**
> **Fastforward Investment Ltd, Fastforward Company Ltd, The**
> **Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia**
> **Private Equity Fund VI, L.P.2, The Baring Asia Private Equity**
> **Fund VI Co-investment L.P., BPEA Teamsport Holdings Limited,**
> **BPEA Teamsport Limited, Teamsport Topco Limited, Teamsport**
> **Midco Limited, Teamsport Parent Limited and Teamsport Bidco**
> **Limited**
> **File No. 005-88413**

Dear Mr. Gardner:

> We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

> Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

> After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Schedule 13E-3

1. Please provide us your detailed legal analysis explaining why the control persons of the MBKP Filing Persons and the Baring Filing Persons have not been included as filing persons to this Schedule 13E-3.

2.   Please revise your disclosure to include the legend required by Rule 13e-3(e)(iii).

Identity and Background of Filing Person, page 2

3.   Provide the disclosure required by Item 1003(c)(3) and (4) of Regulation M-A.

Purposes of the Transaction, page 10

4.   Provide the complete disclosure required by Item 1006(c)(1)-(8) of Regulation M-A.

Past Contacts, Transactions, page 8

5.   Refer to the paragraph describing the events of January 1, 2018. Revise your disclosure to
        explain the connection between the GAL proposal and the Proposal.

Purposes, Alternatives, Reasons and Effects, page 11

6.   Provide the disclosure required by Item 1013 of Regulation M-A. Note that Item 7 of
        Schedule 13E-3 and Item 1013 of Regulation M-A require the disclosure of the purposes,
        alternatives, reasons and effects as to each transaction in a series of transactions.

Fairness of the Transaction, page 11

7.   Provide the disclosure required by Item 1014 of Regulation M-A. Note that Item 8 of
        Schedule 13E-3 and Item 1014 of Regulation M-A require the disclosure of a fairness
        determination to the unaffiliated security holders of the company as to each transaction in
        a series of transactions.

8.   your detailed legal analysis explaining why the control persons of the MBKP Filing
        Persons and the Baring Filing Persons have not been included as filing persons to this
        Schedule 13E-3.

Interests in Securities of the Subject Company, page 12

9.   Please tell us the basis upon which the MBKP Filing Persons, the Acquisition Entities,
        the Baring Filing Persons and the Mr. Zhang Filing Persons disclaim beneficial
        ownership of the shares of common stock described on page 12.

Financial Statements, page 13

10.   Provide the disclosure required by Item 13 of Schedule 13E-3 and Item 1010(c) of
        Regulation M-A. Refer to instruction 1 to Item 13 of Schedule 13E-3 for further
        guidance.

Tim Gardner, Esq.
Weil, Gotshal & Manges
April 2, 2018
Page 3

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions